FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of April 1998


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes                        No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:      /s/ Jose Augusto P. Moreira
         ---------------------------
         Jose Augusto P. Moreira
         Officer


By:      /s/ Claudio Cesar D'Emilio
         --------------------------
         Claudio Cesar D'Emilio
         Officer

Date: April 30, 1998

                                  EXHIBIT LIST


1. One copy of the audited financial statements of Tevecap S.A. prepared in accordance with Brazilian GAAP for the years ended December 31, 1997 and 1996, published on April 28, 1998, in Brazil, pursuant to certain requirements of Brazilian law.

[GRAPHIC OMITTED]


                                  TEVECAP S.A.
                                    REPORT ON
                              FINANCIAL STATEMENTS
                           December 31, 1997 and 1996
                           (Free translation from the
                          Portuguese language original)

                                  TEVECAP S.A.
                         REPORT ON FINANCIAL STATEMENTS
                           December 31, 1997 and 1996
            (Free translation from the Portuguese language original)
                                     -------


                                    CONTENTS



Report of Independent Accountants


Balance Sheets


Statements of Operations


Statements of Changes in Shareholders' Equity


Statements of Changes in Financial Position


Notes to Financial Statements




[GRAPHIC OMITTED]

Coopers
& Lybrand

Coopers & Lybrand     Rua Geraldo Flausino Gomes, 33   telefone   (011)5504-8200
Biedermann, Bordasch  04575-900-Sao Paulo-SP-Brazil       telefax (011)5505-3355
accountants



                        REPORT OF INDEPENDENT ACCOUNTANTS

            (Free translation from the Portuguese language original)


To the
Shareholders and Directors of
 Tevecap S.A.


1 We have examined the balance sheets of TEVECAP S.A. (parent company) and subsidiaries (consolidated) as of December 31, 1997 and 1996, presented as per Corporation Law, and the consolidated balance sheets as of December 31, 1997 and 1996, presented in constant purchasing power, and the related statements of operations, changes in shareholders' equity, and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we: a) plan our work, considering the materiality of balances, volume of transactions, and the Company's system of internal accounting control; b) examine, on a test basis, evidence supporting the amounts and disclosures in the financial statements; and c) assess the accounting principles used and significant estimates made by Management, as well as evaluate the overall financial statement presentation.

3 In our opinion, the financial statements referred to in paragraph 1, presented as per Corporation Law, present fairly, in all material respects, the financial position of Tevecap S.A. (parent company) and subsidiaries (consolidated) as of December 31, 1997 and 1996, and the results of their operations, changes in their shareholders' equity, and changes in their financial position for the years then ended, in accordance with the accounting methodology required by the Brazilian Corporation Law (Law No. 6.404/76).

4 In our opinion, the financial statements referred to in paragraph 1, presented in constant purchasing power, present fairly, in all material respects, the financial position of Tevecap S.A. (parent company) and subsidiaries (consolidated) as of December 31, 1997 and 1996, and the results of their operations, changes in their shareholders' equity, and changes in their financial position for the years then ended, in accordance with accounting principles generally accepted in Brazil.



Sao Paulo, Brazil
March 20, 1998



(Portuguese language original signed by Marco Antonio Brandao Simurro, Accountant registered with the Rio de Janeiro Chapter of the Brazilian Regional Accounting Council - CRC/RJ - under No. 52000 "S" SP 2061 and partner of Coopers & Lybrand, Biedermann, Bordasch Auditores Independentes, an audit firm registered with the Sao Paulo Chapter of the CRC under No. SP 8599.)





[GRAPHIC OMITTED]

                                  TEVECAP S.A.
                                 BALANCE SHEETS
                           December 31, 1997 and 1996
                             (in thousands of reais)
            (Free translation from the Portuguese language original)
                                     -------


                                     ASSETS

                                                                                                      Constant purchasing
                                                                      Corporation Law                         power
                                                                      ---------------                 -------------------

                                                      Parent company           Consolidated               Consolidated
                                                      --------------           ------------               ------------

                                                       1997         1996        1997         1996         1997        1996

Current assets
    Cash and cash equivalents                              22     107,310        1,868     108,886        1,868      117,321
    Accounts receivable (Note 5)                      -           -             48,764      34,119       48,764       36,762
    Inventories (Note 6)                              -           -             25,172      12,858       26,331       14,690
    Film exhibition rights (Nota 7)                   -           -              3,967       1,905        3,967        2,053
    Accounts receivable from affiliated companies
        (Note 11)                                         402     -              8,620         579        8,620          624
    Offsettable taxes                                   1,589     -              2,579         246        2,579          265
    Advances to employees and other                   -           -                405       3,704          405        3,991
    Prepaid expenses                                    1,474       1,200        2,226       2,213        2,226        2,384
    Other accounts receivable                           1,088       1,069        3,508         611        3,508          659
                                                   ----------  ----------   ----------  ----------   ----------   ----------
               Total current assets                     4,575     109,579       97,109     165,121       98,268      178,749
                                                   ----------  ----------   ----------  ----------   ----------   ----------
Long-term assets
    Loans and other receivables from
        affiliated companies (Note 11)                487,551      65,685       47,109      39,814       47,109       42,898
    Advances for future capital increase in
        affiliated companies and subsidiaries
        (Note 11)                                         362     278,851          314       3,468          314        3,737
    Legal and compulsory deposits (Note 8)            -           -              2,278       1,133        2,278        1,221
    Prepaid expenses                                    8,722       8,301        8,722       8,301        8,722        8,944
    Other accounts receivable                         -           -            -                21      -                 23
                                                   ----------  ----------   ----------  ----------   ----------   ----------
               Total long-term assets                 496,635     352,837       58,423      52,737       58,423       56,823
                                                   ----------  ----------   ----------  ----------   ----------   ----------
Permanent assets
    Property, plant and equipment (Note 12)                13     -            402,940     219,711      439,339      252,678
    Investments (Note 9)                               97,509      75,466       43,252      24,188       48,095       27,893
    Goodwill on investments (Note 10)                  30,234      30,580       37,294      39,892       40,246       42,234
    Deferred charges (Note 13)                        -           -            103,150     115,721      118,673      128,186
                                                   ----------  ----------   ----------  ----------   ----------   ----------
               Total permanent assets                 127,756     106,046      586,636     399,512      646,353      450,991
                                                   ----------  ----------   ----------  ----------   ----------   ----------
               Total assets                           628,966     568,462      742,168     617,370      803,044      686,563
                                                   ==========  ==========   ==========  ==========   ==========   ==========


                          The accompanying notes are an
                         integral part of the financial
                                   statements.

                                  TEVECAP S.A.
                                 BALANCE SHEETS
                           December 31, 1997 and 1996
                             (in thousands of reais)
            (Free translation from the Portuguese language original)
                                     ------


                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                                      Constant purchasing
                                                                      Corporation Law                        power
                                                                      ---------------                 -------------------

                                                        Parent company           Consolidated             Consolidated
                                                        --------------           ------------             ------------

                                                       1997         1996         1997         1996        1997         1996

Current liabilities
    Bank loans (Note 14)                                 3,037        3,189      51,820      18,420       51,820      19,847
    Film suppliers and licensing                       -           -             30,787       8,030       30,787       8,652
    Other suppliers                                    -           -             74,755      55,211       74,755      59,488
    Accrued payroll and related liabilities            -           -              7,523       6,429        7,523       6,927
    Taxes payable other than income taxes                    6     -             14,663       8,477       14,663       9,134
    Advance payments received from subscribers         -           -              6,339      11,177        6,339      12,043
    Other accounts payable                                 285          349       4,072       5,753        4,072       6,199
                                                    ----------   ----------  ----------  ----------   ----------  ----------

               Total current liabilities                 3,328        3,538     189,959     113,497      189,959     122,290
                                                    ----------   ----------  ----------  ----------   ----------  ----------
Long-term liabilities
    Loans from affiliated
        companies (Note 11)                             57,823            6     103,854         190      103,854         205
    Bank loans (Note 14)                               279,100      259,850     308,412     259,850      308,412     279,980
    Loans from shareholders                            -           -           -              1,670     -              1,799
    Provision for losses on subsidiaries'
        operations (Note 9.2)                          157,344       69,726    -           -            -           -
    Provision for tax and labor
        contingencies (Note 8)                         -           -              6,594       5,113        6,594       5,510
    Other accounts payable                             -           -           -              1,115     -              1,201
                                                    ----------   ----------  ----------  ----------   ----------  ----------
               Total long-term liabilities             494,267      329,582     418,860     267,938      418,860     288,695
                                                    ----------   ----------  ----------  ----------   ----------  ----------
Minority interest                                      -           -              1,978         593        2,582         659
                                                    ----------   ----------  ----------  ----------   ----------  ----------
Shareholders' equity
    Paid-in capital (Note 15)                          366,000      366,000     366,000     366,000      430,615     430,615
    Accumulated deficit                              (234,629)    (130,658)   (234,629)   (130,658)    (238,972)   (155,696)
                                                    ----------   ----------  ----------  ----------   ----------  ----------
        Total shareholders' equity                     131,371      235,342     131,371     235,342      191,643     274,919
                                                    ----------   ----------  ----------  ----------   ----------  ----------
        Total liabilities and shareholders' equity     628,966      568,462     742,168     617,370      803,044     686,563
                                                    ==========   ==========  ==========  ==========   ==========  ==========




                          The accompanying notes are an
                         integral part of the financial
                                   statements.

                                  TEVECAP S.A.
                            STATEMENTS OF OPERATIONS
                 for the years ended December 31, 1997 and 1996
               (in thousands of reais, except for per share data)
            (Free translation from the Portuguese language original)
                                     -------



                                                                                                    Constant purchasing
                                                                    Corporation Law                         power
                                                                    ---------------                 -------------------

                                                     Parent company          Consolidated             Consolidated
                                                     --------------          ------------             ------------

                                                   1997         1996        1997         1996         1997        1996


Revenues from services sold                         -           -            398,759      226,929     406,228     250,101
    Less - taxes thereon                            -           -           (27,683)     (14,230)    (28,446)     (15,770)
                                                 ----------  ----------   ----------   ----------  ----------   ----------
                                                    -           -            371,076      212,699     377,782     234,331
Cost of services sold                               -           -          (269,110)    (137,901)   (272,163)    (153,748)
                                                 ----------  ----------   ----------   ----------  ----------   ----------
Gross profit                                        -           -            101,966       74,798     105,619      80,583
Operating expenses (income)
    Selling                                         -           -             73,954       42,783      74,571      46,166
    Administrative                                    3,104         625       62,651       55,768      66,650      62,032
    Goodwill amortization                             3,598       3,598        4,458        4,250       3,465       4,453
    Interest expenses                                55,760      16,330       86,046       27,830      57,733      26,793
Interest income                                      78,917       4,246       16,690        7,820      10,703       7,293
Equity in income of affiliates (Note 9)            (36,179)    (23,766)        (667)      (2,950)       (329)      (3,203)
Provision for losses on subsidiaries'
    operations (Note 9)                            (84,375)    (23,948)      -            -           -            -
                                                 ----------  ----------   ----------   ----------  ----------   ----------
Operating loss                                    (104,099)    (64,021)    (109,120)     (50,963)    (86,426)     (54,771)
Nonperating income (expenses),
    net (Note 17)                                       128       9,797        2,151      (5,698)         635      (4,516)
                                                 ----------  ----------   ----------   ----------  ----------   ----------
    Loss before income taxes                      (103,971)    (54,224)    (106,969)     (56,661)    (85,791)     (59,287)
Provision for income taxes                          -           -            -              (186)     -              (200)
                                                 ----------  ----------   ----------   ----------  ----------   ----------
    Loss before minority interest                 (103,971)    (54,224)    (106,969)     (56,847)    (85,791)     (59,487)
Minority interest                                   -           -              2,998        2,623       2,515       2,815
                                                 ----------  ----------   ----------   ----------  ----------   ----------
    Net loss                                      (103,971)    (54,224)    (103,971)     (54,224)    (83,276)     (56,672)
                                                 ==========  ==========   ==========   ==========  ==========   ==========
Loss per share in R$ (Note 3.1.L)                  (0.5285)    (0.2756)
                                                 ==========  ==========
Book value per share in R$ (Note 3.1.L)              0.6678      1.1964
                                                 ==========  ==========


                          The accompanying notes are an
                         integral part of the financial
                                   statements.

                                  TEVECAP S.A.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 for the years ended December 31, 1997 and 1996
                             (in thousands of reais)
            (Free translation from the Portuguese language original)
                                     -------



                                 Corporation Law

                                                                       Total
                           Paid-in      Capital     Accumulated    shareholders'
                           capital      reserves      deficit         equity

Balances at
  December 31, 1995        314,707       51,293       (76,434)        289,566

Capital increase at
  April 30, 1996            51,293      (51,293)          -               -

Net loss                       -            -         (54,224)        (54,224)
                        ----------    ----------    ----------      ----------
Balances at
  December 31, 1996        366,000          -        (130,658)        235,342

Net loss                       -            -        (103,971)       (103,971)
                        ----------    ----------    ----------      ----------
Balances at
  December 31, 1997        366,000          -        (234,629)        131,371
                        ==========    ==========    ==========      ==========






                          The accompanying notes are an
                         integral part of the financial
                                   statements.

                                  TEVECAP S.A.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 for the years ended December 31, 1997 and 1996
                             (in thousands of reais)
            (Free translation from the Portuguese language original)
                                     -------



                            Constant purchasing power

                                                                       Total
                                     Paid-in        Accumulated    shareholders'
                                     capital          deficit         equity

Balances at
  December 31, 1995 (pro forma)       430,615          (99,023)        331,592

Net loss                                  -            (56,673)        (56,673)
                                   ----------      ------------     -----------
Balances at December 31, 1996         430,615         (155,696)        274,919

Net loss                                  -            (83,276)        (83,276)
                                   ----------      ------------     -----------
Balances at December 31, 1997         430,615         (238,972)        191,643
                                   ==========      ============     ===========




                          The accompanying notes are an
                         integral part of the financial
                                   statements.

                                  TEVECAP S.A.
                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 for the years ended December 31, 1997 and 1996
                             (in thousands of reais)
            (Free translation from the Portuguese language original)


                                                                                                       Constant purchasing
                                                                         Corporation Law                       power
                                                                         ---------------               -------------------

                                                         Parent company           Consolidated             Consolidated
                                                         --------------           ------------             ------------

                                                        1997        1996        1997        1996         1997        1996
Sources of funds
    Total funds from operations                         -           -             7,241    -               5,359     -
    Bank loans, long-term                               -           259,850      28,553     259,850       29,323     279,980
    Loans from affiliated companies                      56,920     167,136      98,867     151,046      101,101     167,580
    Loans from shareholders                             -           -           -             1,670      -             1,799
    Decrease in long-term assets of related companies   130,900     142,316      19,049       7,357       19,667      10,690
    Adjustment to beginning balance as per CVM
        Regulatory Instruction No. 247/96               -           -           -            10,958      -           -
    Other                                               -           -             3,595       5,142        3,564      11,044
                                                     ----------  ----------   ---------- ----------   ----------  ----------
               Total sources of funds                   187,820     569,302     157,305     436,023      159,014     471,093
                                                     ----------  ----------   ---------- ----------   ----------  ----------
Uses of funds
    Total funds used in operations                       30,832       3,526     -             5,195      -             2,051
    Additions
        Property, plant and equipment                        13     -           247,251     129,437      250,806     146,584
        Deferred charges                                -           -             1,938       5,609        2,002       6,080
        Investments                                      54,851      94,798      19,583      11,858       20,391      12,922
        Goodwill                                          3,251     -             5,672       9,964        5,838      11,056
        Long-term assets                                203,246     200,496      22,540      18,273       23,281      19,689
    Repayment of loans from
        affiliated companies                            -           178,790       4,374     162,414        4,410     177,017
    Prepaid expenses                                        421       8,301         421       8,301          436       8,945
                                                     ----------  ----------   ---------- ----------   ----------  ----------
               Total uses of funds                      292,614     485,911     301,779     351,051      307,164     384,344
                                                     ----------  ----------   ---------- ----------   ----------  ----------
Increase (decrease) in net working capital            (104,794)      83,391   (144,474)      84,972    (148,150)      86,749
                                                     ==========  ==========   ========== ==========   ==========  ==========
Increase (decrease) in net working
  capital represented by:
    Current assets:
        At end of year                                    4,575     109,579      97,109     165,121       98,628     178,749
        At beginning of year                            109,579      22,815     165,121      56,354      178,749      63,290
                                                     ----------  ----------   ---------- ----------   ----------  ----------
                                                      (105,004)      86,764    (68,012)     108,767     (80,481)     115,459
    Current liabilities:
        At end of year                                    3,328       3,538     189,959     113,497      189,959     122,290
        At beginning of year                              3,538         165     113,497      89,702      122,290      93,580
                                                     ----------  ----------   ---------- ----------   ----------  ----------
                                                          (210)       3,373      76,462      23,795       67,669      28,710
                                                     ----------  ----------   ---------- ----------   ----------  ----------
Increase (decrease) in net working capital            (104,794)      83,391   (144,474)      84,972    (148,150)      86,749
                                                     ==========  ==========   ========== ==========   ==========  ==========
Statements of funds from (used in)
    operating activities
    Net loss                                          (103,971)    (54,224)   (103,971)    (54,224)     (83,276)    (56,672)
    Items not requiring outlay of net working capital
        Depreciation and amortization                   -           -            54,507      32,318       49,239      37,002
        Write-offs of permanent assets, net             -           -            27,843    -              30,799    -
        Goodwill amortization                             3,597       3,598       4,458       4,250        3,464       4,453
        Equity in income of subsidiaries                 36,179      23,766         667       2,950          329       3,203
        Provision for losses on subsidiaries'
           operations                                    84,375      23,948    -           -            -           -
        Capital gains in subsidiaries and affiliates      (128)     (9,797)       (155)       1,397        (156)       1,456
        Monetary variations/net (gains) losses
           applicable to long-term                     (50,884)       9,183      26,890      10,551        7,475      11,122
        Increase in long-term provisions                -           -          -                186     -                200
        Minority interest                               -           -           (2,998)     (2,623)      (2,515)     (2,815)
                                                     ----------  ----------   ---------- ----------   ----------  ----------
               Total (used in) from  operations        (30,832)     (3,526)       7,241     (5,195)        5,359     (2,051)
                                                     ==========  ==========   ========== ==========   ==========  ==========



                          The accompanying notes are an
                         integral part of the financial
                                   statements.

                                  TEVECAP S.A.
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996
                            (in thousands of reais)
            (Free translation from the Portuguese language original)
                                    -------


1       Business segment

        Tevecap S.A. and subsidiaries provide services related to wireless, cable and parabolic antenna television systems, including marketing and advertising, production, licensing, distribution, import and export of domestic and foreign television programs, and hold interests in other companies, particularly those engaged in the communications sector.


2       Presentation of the financial statements

2.1     Financial statements as per Corporation Law

        The financial statements ( parent company and consolidated) were prepared in accordance with the accounting methodology required by the Brazilian Corporation Law and supplementary provisions. Law No.
        9.249/95, of December 26, 1995, abolished the balance sheet monetary restatement as from 1996 for tax and corporate purposes.

2.2     Financial statements in constant purchasing power ("constant currency")

        The consolidated financial statements in constant purchasing power were prepared in accordance with the Corporation Law, adjusted for inflation following the criteria for preparation of financial statements in constant purchasing power, as required by CVM (Brazilian Securities and Exchange Commission) provisions, and monetarily restated through December 31, 1996, based on the monthly variation in the General Market Price Index (IGP-M) published by Getulio Vargas Foundation (FGV). The supplemental

                                     -------



        financial statements are presented for purposes of comparability with prior-year information, adjusted for inflation. Reconciliation between net loss and shareholders' equity as per Corporation Law and constant purchasing power are presented in Note 17.


3       Significant accounting policies

3.1     Financial statements as per Corporation Law

        a) Cash and cash equivalents are stated at cost, plus income earned through the balancesheet dates.

        b) Accounts receivable include revenues from subscriptions, hook-up fee, advertising, and sale of programming.

        c) An allowance for doubtful accounts is established on the basis of receivables overdue for more than 90 days, and is considered sufficient to cover any losses incurred in realization of such receivables.

        d) Inventories are stated at average acquisition cost, which is lower than market value.

        e) Film exhibition rights are stated at acquisition cost of the respective contracts, net of the provision for loss. Films exhibition rights and programming licensing are recognized as the films and/or programs are shown.

        f) Legal and compulsory deposits, as well as provisions for taxes and contributions, are monetarily restated based on the official indices established for this purpose.

        g) Property, plant and equipment are stated at cost, monetarily restated through December 31, 1995, less depreciation calculated using the straight-line method at the rates stated in Note 11, over the remaining useful lives of the assets.

        h) Investments in subsidiaries and significant investments in affiliates greater than 10% are accounted for by the equity method. Other investments are presented at cost, monetarily restated through December 31, 1995, net of a provision for unrealizable investments, if applicable.

        i) Goodwill on investments represents the excess amount paid over the fair market price of the underlying net assets acquired. Amortization is computed by the straight-line method over periods not exceeding ten years.

        j) Deferred charges consist primarily of film costs, equipment depreciation and interest expenses which were deferred based on the proportion, in percentage terms, of actual number of subscribers to estimated number of subscribers for determining the break-even point of the operation. Once the break-even point was reached, costs and expenses have been amortized based on the same period (ten years) used to depreciate transmission/reception equipment. Costs and expenses incurred after the break- even point is reached are charged to expense as incurred.

        k) Pursuant to CVM Resolution 206 of November 29, 1996, the Company analyzed the realization of assets as of December 31, 1997 and concluded that book values are lower than realizable values.

        l) Loss and book value per share are calculated on the basis of the number of outstanding shares at the balance sheet dates.

        m)      Statement of income

                m.1)    Advertising    revenues   and   production    costs   of
                        advertisement and programming are recognized in income when ads are aired.

                m.2)    Subscription  revenues are recorded on an accrual basis.
                        Film  and   licensing   costs  are  recorded  in  income
                        according to the respective revenues.

                m.3) Hook-up fees are recorded on the date the equipment is installed at the subscriber's household. Direct selling expenses are charged to expense as incurred and installation costs are capitalized and amortized over the average period that the Company estimates subscribers will remain connected.

3.2     Financial statements in constant purchasing power

        a)     Inflation accounting

               The financial statements for the year ended December 31, 1997 and 1996 were prepared in constant purchasing power, based on the General Market Price Index (IGP-M) published by Getulio Vargas Foundation (FGV). Fixed interest rate receivables and payables with future maturities were discounted to present value based on the variation in daily rates, which approximate the rate set by the Brazilian Investment Bank Association ( ANBID). The effects of these adjustments are included in the respective income statement accounts.

        b) Inventories are stated at their monetarily restated average acquisition cost, which is lower than replacement cost or net realizable value.

        c) Property, plant and equipment are stated at monetarily restated cost, less depreciation which is calculated under the straight-line method at the rates stated in Note 11, over the remaining useful lives of the assets.

        d) Investments in subsidiaries and significant investments in affiliates greater than 10% are accountfor by the equity method. Other investments are presented at monetarily restated cost, net of a provision for unrealizable investments, if applicable.

        e) Advances from customers are stated at their original amounts, monetarily restated by reference to the IGP-M variation.

                                     -------




        f) Other balance sheet accounts are recorded at their original amounts since they are expressed in constant currency of December 31, 1997.

        g)     Statement of operations

                The statement of operations accounts are monetarily restated, as indicated in item 3.2.a:

                g.1) Cost of services sold is restated through the balance sheet date.

                g.2)    Deferred   expenses  and  advances  from  customers  are
                        monetarily restated, the effects of which are included in the respective statement of operations accounts.

                g.3) Equity in income/(losses) of subsidiaries and affiliated companies is restated through the balance sheet dates.

                g.4) Fixed interest rate receivables and payables are recorded at present value in the income or expense accounts, based on the variation in the daily rates which approximate the ANBID rate prevailing on the transaction date.Accretion of the related amounts are recorded as income or expenses in subsequent months, and offset against inflation gains or losses generated by beginning balances of receivables and payables in the same period, calculated by reference to the IGP-M variation.

3.3     Consolidated financial statements

        The consolidated financial statements comprise Tevecap S.A. and the following subsidiaries:

                                     -------



                                                             Tevecap S.A.
                                                              interest %
                                                              ----------
                                                          1997         1996

  TVA Communications Ltd.                                100.00       100.00
  TVA Communications Aruba N.V.                          100.00       100.00
  Ype Radio e Televisao Ltda.                            100.00        48.90
  Galaxy Brasil S.A.                                     100.00       100.00
  TVA Sistema de Televisao S.A.                           98.00        98.00
  TVA TCG Sistema de Televisao de Porto Alegre S.A.      100.00       100.00
  ESPN do Brasil Ltda.                                    50.00        50.00 (b)
  TVA Sul Participacoes S.A.                              86.00        87.00
  TV Alfa Cabo Ltda.                                    -              87.00 (c)
  TCC TV a Cabo Ltda.                                   -              87.00 (c)
  CCS Camboriu Cable System de Telecomunicacoes Ltda.     60.00        52.00 (a)
  TVA Sul Parana Ltda.                                   100.00        87.00 (a)
  TVA Sul Santa Catarina Ltda.                           100.00        87.00 (a)
  TVA Sul Foz do Iguacu Ltda.                            100.00        87.00 (a)

        (a)     Indirect  investment  through  subsidiary TVA Sul  Participacoes
                S.A.

        (b)     Company proportionally consolidated.

        (c)     Companies merged into TVA Sul Parana Ltda.

        (d) Investments in subsidiaries, equity in income/(losses) of subsidiaries and affiliated companies, provision for losses on subsidiaries' operations, receivables and payables related to intercompany transactions are eliminated, either totally or proportionally to the parent company interest, whenever applicable.

        (e) Minority interest is calculated based on the proportion of minority interest percentage in the net equity of the respective company.

4       Accounting reclassifications

        As from the year ended December 31, 1997, Tevecap S.A. and subsidiaries changed the method for recording service charges. As a consequence, bank service charges in the amount of R$3.855 consolidated, as per Corporation Law, in constant purchasing power, are recorded as selling and administrative expenses. Previously, such charges were recorded as interest expenses.

        In order to provide users with a better understanding of the financial statements (parent company and consolidated) for 1997 and 1996, the aforementioned reclassifications are reflected in the Company's statement of operations for the year ended December 31, 1996, on the same basis of the statement of operations prepared for 1997. Such reclassifications do not have any effect on net loss for the year ended December 31, 1997.


5       Accounts receivable


                                                   Consolidated
                                      ---------------------------------------
                                                                 Constant
                                       Corporation Law       purchasing power
                                       ---------------       ----------------

                                      1997        1996       1997        1996

 Subscriptions                       32,450      9,143      32,450       9,851
 Hook-up fees                        18,549     20,443      18,549      22,027
 Advertising and programming          5,456      4,210       5,456       4,536
 Barters                              7,012      5,827       7,012       6,278
 Other accounts receivable            2,556        479       2,556         516
                                  ---------- ----------  ----------  ----------
                                     66,023     40,102      66,023      43,208
 Allowance for doubtful accounts    (17,259)    (5,983)    (17,259)     (6,446)
                                  ---------- ----------  ----------  ----------
                                      48,764    34,119      48,764      36,762
                                  ========== ==========  ==========  ==========


6       Inventories

                                                   Consolidated
                                      ---------------------------------------
                                                                 Constant
                                       Corporation Law       purchasing power
                                       ---------------       ----------------

                                      1997        1996       1997        1996

 Installation materials              24,943      13,173     27,373      16,066
 Supplies                               722          17        746          18
 Imports in transit                   1,695       1,044      1,695       1,125
                                  ----------  ---------- ----------  ----------
                                     29,360      14,234     29,814      17,209
 Allowance for obsolescence          (2,188)     (1,376)    (3,483)     (2,519)
                                  ----------  ---------- ----------  ----------
                                     25,172      12,858     26,331      14,690
                                  ----------  ---------- ----------  ----------


7       Film exhibition rights



                                                   Consolidated
                                      ---------------------------------------
                                                                 Constant
                                       Corporation Law       purchasing power
                                       ---------------       ----------------

                                      1997        1996       1997        1996

 Film exhibition rights              3,967       2,042      3,967        2,200
 Allowance for exhibition
    expiration                           -        (137)         -         (147)
                                   -------     --------   -------      --------
                                     3,967       1,905      3,967        2,053
                                   =======     ========   =======      ========

                                     -------




8       Legal and compulsory deposits and taxes and contributions payable

        Tevecap S.A. and subsidiaries have deposits referring to lawsuits filed against tax authorities challenging imposition of certain taxes. The deposits, made compulsorily in view of law or negotiation, can be shown as follows:


                                           Consolidated
                       -----------------------------------------------------

                        Corporation Law           Constant purchasing power
                        ---------------           -------------------------
                    1997          1996             1997             1996

 Cofins            1,002           897            1,002              966
 Labor claims        202            86              202               93
 PIS                 305           114              305              123
 INSS                335             -              335                -
 Other               434            36              434               39
                 -------       -------          -------          -------
                   2,278         1,133            2,278            1,221
                 =======       =======          =======          =======

        Based on its legal counsel's opinion, the Company and its subsidiaries have accrued the following amounts relating to the above-mentioned lawsuits, and others:


                                           Consolidated
                       -----------------------------------------------------

                        Corporation Law           Constant purchasing power
                        ---------------           -------------------------
                    1997          1996             1997             1996

  Cofins             851           821              851              885
  Finsocial           27            27               27               29
  Labor claims     3,047         1,921            3,047            2,070
  IPI               -               94             -                 101
  Ecad             2,256           800            2,256              862
  ICMS               401         1,450              401            1,563
  Other               12          -                  12             -
                 -------       -------          -------          -------
                   6,594         5,113            6,594            5,510
                 =======       =======          =======          =======

9       Investments

        The following table shows the direct investment held by Tevecap S.A., parent company, in its subsidiaries and affiliated companies as of December 31, 1997:


                                                                                   Number                   Provision
                                                                      Income/  (in thousands)             for losses on
                                              Interest       Net    (loss) for  common stock   Equity in   subsidiaries'
  Subsidiaries and affiliates      Capital        %        equity    the year    or quotas   income (loss)  operations

     TVA Sistema de Televisao S.A.  23,868      98.00    (159,155)   (88,007)    6,840,764      -           (86,247)
     TV Filme Inc.                  44,622      14.33      50,498     -                         -
     Canbras TVA Cabo Ltda.         11,845      36.00       5,180     (3,558)    1,456,760      (1,281)      -
     Comercial Cabo TV
        Sao Paulo Ltda.              4,996     100.00       4,615        (60)    1,139,685         (60)      -
     TV Cabo Santa Branca
        Comercio Ltda.                   8      36.00           8     -                377      -            -
     Galaxy Brasil S.A.             52,160     100.00      26,341    (25,493)    5,215,950     (25,493)      -
     ESPN do Brasil Ltda.           33,286      50.00       5,885    (12,327)   17,767,590      (6,163)      -
     Ype Radio e Televisao Ltda.       112     100.00          53     -                132      -            -
     TVA Communications Ltd.        36,871     100.00      32,394      3,871       -             3,871       -
     TVA Sul Participacoes S.A.     49,428      86.00      25,633     (8,202)   42,507,763      (7,053)      -
     TVA TCG Sistema de Porto
        Alegre S.A.                     12     100.00          12     -              9,999      -            -
     TVA Communications
     Aruba N.V.                          6     100.00      (1,372)     1,847         6,000      -             1,872
                                                                                              -----------  -----------
                                                                                                (36,179)    (84,375)
                                                                                              ===========  ===========


9.1 The investments of Tevecap S.A., parent company, are adjusted according to the interest in the net equity of its subsidiaries and affiliated companies based on the financial statements in accordance with the accounting methodology required by the Brazilian Corporation Law.

9.2 The provision for losses on subsidiaries' operations, in long-term liabilities, represents cumulative losses on operations of subsidiaries and affiliated companies in excess of contributed capital.

9.3 Since 1997, investments in Itsa Intercontinental Telecomunicacoes S.A. is no longer recorded by the equity method, being accounted for by the cost method.

9.4 Summarized financial data of the jointly controlled company ESPN do Brasil Ltda., as mentioned in Note 3.3.b, are as follows:


     Assets
     ------
Current assets                                                  11,240
Long-term assets                                                   406
Permanent assets                                                   829
                                                             ---------
               Total assets                                     12,495
                                                             =========


     Liabilities
     -----------
Current liabilities                                              6,610
Quotaholders' equity                                             5,885
                                                             ---------
               Total liabilities                                12,495
                                                             =========


     Statement of operations
     -----------------------
Revenues from services sold                                    19,821
Net operating income                                           18,611
Gross loss                                                     (9,877)
Operating income (expenses)                                    (2,452)
Nonoperating income (expenses)                                      2
                                                             ---------
Net loss                                                      (12,327)
                                                             =========


10      Goodwill on investments

        Tevecap S.A. and subsidiaries have recorded goodwill on investments as follows:


                                                         Parent company                      Consolidated
                                                         --------------                      ------------
                                             Corporation Law       Corporation Law     Constant purchasing power
                                             ---------------       ---------------     -------------------------

Subsidiaries and affiliated companies        1997       1996        1997       1996         1997        1996

  ESPN do Brasil Ltda.                           1          1           1          1            1          1
  Coml. Cabo TV SP Ltda.                     1,782      2,020       1,782      2,020        2,094      2,377
  TVA Sistema de Televisao S.A.             20,055     22,728      20,055     22,728       21,255     22,644
  Ype Radio e Televisao Ltda.                5,090      5,768       5,090      5,768        5,988      6,787
  Canbras TVA Cabo                              56         63          56         63           65         74
  TVA Communications Aruba N.V.              3,250          -       3,250          -        3,250          -
  TV Alfa Cabo Ltda.                             -          -      -           1,678            -      1,913
  TCC TVA Cabo Ltda.                             -          -       2,240      2,240        2,334      2,555
  CCS Camboriu Cable System
      de Telecomunicacoes Ltda.                  -          -         280        314          306        341
  TVA Sul Foz do Iguacu Ltda.                    -          -       4,527      5,065        4,938      5,525
  TVA Sul Santa Catarina Ltda.                   -          -          13         15           16         17
                                         ---------  ---------   ---------  ---------    ---------  ---------
                                            30,234     30,580      37,294     39,892       40,246     42,234
                                         =========  =========   =========  =========    =========  =========


11      Related-party transactions

        The following table summarizes the transactions between Tevecap S.A. and related companies during the year ended December 31, 1997:


                                                                     Parent company
                                                                     Corporation Law

                                                 Balance sheet accounts

                                                                            Advances          Interest
                                           Loans           Loans           for future          income
 Subsidiaries and affiliated companies    granted         obtained      capital increase   (expense), net

 TVA Sistema de Televisao S.A.             402,434          -                 -                58,523
 Abril S.A.                                -                57,823            -                  (897)
 Canbras TVA Cabo Ltda.                      6,192          -                 312                 590
 Canbras Participacoes Ltda.                   311          -                 -                -
 Galaxy Brasil S.A.                          2,292          -                  48               5,554
 TV Cabo Santa Branca Comercio Ltda.       -                -                   2              -
     TVA Comunicacoes S.A.                  17,325          -                 -                -
 TVA Brasil Radioenlaces Ltda.              26,629          -                 -                -
 TVA Sul Participacoes S.A.                 18,453          -                 -                 5,720
 Comercial Cabo TV Sao Paulo Ltda.             285          -                 -                    66
 Ype Radio e Televisao Ltda.                    25          -                 -                -
 SMC Marketing Promocional Ltda.            13,737          -                 -                   947
 TVA Network Ltda.                              45          -                 -                -
 TVA Network Participacoes S.A                  11          -                 -                -
 TVA TCG Sistema de Televisao de
 Porto Alegre S.A.                             214          -                 -                -
                                        ----------      ----------     ----------          ----------
                                           487,953          57,823            362              70,503
                                        ==========      ==========     ==========          ==========

                                                                     Consolidated
                                                                   Corporation Law
                                                 Balance sheet accounts

                                                                      Advances      Interest
                                                                     for future      income
Subsidiaries and affiliated companies       Loans        Loans        capital      (expense),     Sales and
                                           granted     obtained      increase          net       costs, net

Televisao Abril Ltda.                         38         -               -           -                88
Abril S.A.                                    13         103,494         -          (7,456)       (4,731)
ITSA Intercontinental
  Telecomunicacoes S.A.                       21         -               -           -             9,302
Televisao Show Time Ltda.                    178         -               -           -             -
Canbras TVA Cabo Ltda.                     6,263         -               312           590         2,021
Canbras Participacoes Ltda.                  311         -               -           -             -
HBO Partners                               1,743         -               -           -             -
Surfin Ltda.                               4,413         -               -           -             -
California Brodcast Center                 7,583         -               -             607         -
Galaxy Latin America                       6,076         -               -           -             -
TV Cabo Santa Branca Comercio Ltda.      -               -                 2         -             -
TVA Brasil Radioenlaces Ltda.             26,629             360         -           -             -
SMC Marketing Promocional Ltda.          -               -               -             947         -
ESPN do Brasil Ltda.                          17         -               -           -            (1,883)
TVA Network Ltda.                             45         -               -           -             -
TVA Network Participacoes S.A.             2,399         -               -           -             -
                                      ----------      ----------  ----------     ----------   ----------
                                          55,729         103,854         314        (5,312)        4,797
                                      ==========      ==========  ==========     ==========   ==========


                                                                                              Consolidated
                                                                                         Constant purchasing power

                                                                 Balance sheet accounts

                                                                     Advances      Interest
                                                                    for future      income
                                      Loans           Loans          capital      (expense),     Sales and
                                     granted        obtained        increase         net       costs, net

Televisao Abril Ltda.                                 -                 -            -               90
Abril S.A.                                13         103,494            -         (5,436)        (4,892)
ITSA Intercontinental
  Tecomunicacoes S.A.                     21          -                 -            -            9,562
Televisao Show Time Ltda.                178          -                 -            -              -
Canbras TVA Cabo Ltda.                 6,263          -                312           393          2,077
Canbras Participacoes Ltda.              311          -                 -            (24)           -
HBO Partners                           1,743          -                 -            -              -
Surfin Ltda.                           4,413          -                 -            -              -
California Brodcast Center             7,583          -                 -            607            -
Galaxy Latin America                   6,076          -                 -            -              -
TV Cabo Santa Branca Comercio Ltda.    -              -                  2           -              -
TVA Brasil Radioenlaces Ltda.         26,629             360            -         (2,046)           -
SMC Marketing Promocional Ltda.        -              -                 -            (35)           -
ESPN do Brasil Ltda.                      17          -                 -            -           (1,936)
TVA Network Ltda.                         45          -                 -            -              -
TVA Network Participacoes S.A          2,399          -                 -            -              -
                                  ----------      ----------    ----------      ----------   ----------
                                      57,729         103,854           314         (6,541)        4,901
                                  ==========      ==========    ==========      ==========   ==========

11.1 Loans granted to or obtained from related companies, under loan agreements, are subject to market interest rates, except for the loan with TVA Brasil Radioenlaces Ltda., which was monetarily restated through December 31, 1995 based on the Ufir (Fiscal Reference Unit) variation.

11.2 Related-party transactions relating to programming sales and costs and printing services costs were carried out at usual market rates and terms.

11.3 Tevecap S.A. and subsidiaries were given debt guarantees by Abril S.A., their parent company, by way of collateral and letters of credit in the amount of R$60,943.

12      Property, plant and equipment




                                 Annual
                              depreciation                          Consolidated
                                  rates           Corporation Law           Constant purchasing power
                                  -----           ---------------          -------------------------

                                    %             1997         1996            1997         1996

Buildings                           4            13,821       11,899          15,604       13,609
Machinery and equipment            10            60,718       47,085          68,989       55,160
Converters                         10           198,655      106,362         215,321      120,247
Reception equipment                20            77,583       27,234          81,758       31,839
Furniture and fixtures             10             2,442        2,180           2,788        2,530
Vehicles                           20             3,838        1,397           4,088        1,628
Premises                           10             3,301        2,542           3,715        2,955
Telephone sets                     10             1,904        1,683           2,179        1,971
Leasehold improvements             20             4,081        2,157           4,498        2,533
Cable plant                        10            53,860       24,552          58,163       28,066
EDP equipment                      20            11,947        8,729          13,323       10,077
Software use rights                20             5,451        3,150           5,994        3,684
Tools                              50             1,038          890           1,189        1,040
                                              ----------   ----------      ----------   ----------
                                                438,639      239,860         477,609      275,339
Accumulated depreciation                        (72,618)     (32,690)        (76,076)     (38,404)
Telephone line use rights                         1,232        1,162           1,431        1,362
Trademarks and patents                              227          217             265          255
Fixed assets in transit                          19,915       10,293          20,118       13,096
Advances to suppliers                            14,842          166          15,225          202
Other                                               703          703             767          828
                                              ----------   ----------      ----------   ----------
                                                402,940      219,711         439,339      252,678
                                              ==========   ==========      ==========   ==========

13      Deferred charges

        On December 31, 1997 and 1996, deferred charges comprised:


                                              Consolidated
                                              ------------
                                                              Constant
                                Corporation Law           purchasing power
                                ---------------           ----------------

                               1997         1996         1997         1996

 Film cost                    22,593       22,593       26,581       26,581
 Capitalized interest         94,526       94,526      102,273      102,273
 Capitalized depreciation      4,736        4,736        5,572        5,572
 Other                        17,020       15,081       19,098       17,099
 Accumulated amortization    (35,725)     (21,215)     (34,851)     (23,339)
                           ----------   ----------   ----------   ----------
                             103,150      115,721      118,673      128,186
                           ==========   ==========   ==========   ==========


14      Bank loans

                                                               Consolidated
                                                                 Constant
                                     Corporation Law         purchasing power
                                            1997                   1997
                                   ---------------------   ---------------------
                                   Short-term  Long-term   Short-term  Long-term

Working capital, foreign currency       -            -         -            -
    denominated:                      3,037      279,100     3,037      279,100
Local currency financing             48,783       29,312    48,783       29,312
                                   --------   ----------  --------   ----------
                                     51,820      308,412    51,820      308,412

14.1 On November 26, 1996, Tevecap S.A. raised funds in foreign markets amounting to R$259,850, equivalent to US$250,000, at the exchange rate of December 31, 1996. These loans mature on November 26, 2004 and are guaranteed by Tevecap S.A. subsidiaries. Interest thereon is at 12.625% p.a. above exchange rate change and is payable May 25 and November 25, commencing on May 25, 1997.

14.2 Short-term financings in local currency are secured by promissory notes and chattel mortgages, and bear interest at rates varying from 8% to 9% per year.


15      Capital stock

        On December 31, 1997 and 1996, the parent company's capital is represented by 196,712,855 registered common shares without par value


16      Income tax

        As of December 31, 1997, Tevecap S.A. had accumulated tax losses in the amount of R$10,119 and its subsidiaries and affiliated companies in the amount of R$264,613, as follows:


           TVA Sistema de Televisao S.A.                               157,866
           TVA Sul Participacoes S.A.                                   22,165
           ESPN do Brasil Ltda.                                         26,738
           Comercial Cabo TV Sao Paulo Ltda.                               371
           Galaxy Brasil S.A.                                            9,933
           ITSA Intercontinental Telecomunicacoes S.A.                  47,540
                                                                    ----------
                                                                       264,613
                                                                    ==========

                                     -------



17      Nonoperating income (loss)


                                                                                           Consolidated
                                                                                           ------------
                                                          Parent company                                  Constant
                                                          Corporation Law      Corporation Law       purchasing power
                                                          ---------------      ---------------       ----------------

                                                         1997       1996       1997        1996       1997       1996
Capital gain on sale of interest in TVA Curitiba
   Servicos de Telecomunic. Ltda.                         -        8,916         -           -          -          -
Capital gain on sale of interest in
   TV Film Inc.                                           -        2,383         -         2,383        -        2,634
Capital loss on acquisition of
   TVA Sul Participacoes S.A.                             -       (1,502)        -        (1,502)       -       (1,629)
Capital losses on acquisition of companies from the
   South region, purchased through
   TVA Sul Participacoes S.A.                             -          -           -        (2,278)       -       (2,460)
Capital gain on sale of TVA Sul
   Participacoes S.A. companies                           -          -           921         -          921        -
Capital gain on TVA Communications Aruba N.V.
   from capital increase in its affiliated company
   HBO Brasil Partners                                    -          -         1,258         -        1,258        -
Capital gain on TVA Communications Lt.
   through sale of  TVA Communications Aruba              -          -           -           -          -          -
   N.V. to Tevecap S.A.                                   -          -         3,250         -        3,307        -
Write-off of provision for Disney II films                -          -         1,298         -        1,339        -
Gain on assets written off                                -          -         1,710         -        1,722        -
Provision for loss on converters                          -          -                    (1,380)       -       (1,425)
Provision for inventory obsolescence                      -          -          (819)     (1,376)    (2,147)    (1,542)
Provision for loss on equipment                           -          -        (3,819)        -       (3,845)       -
Provision for loss on reception equipment                 -          -        (1,575)        -       (1,586)       -
Commissions                                               -          -           -        (1,268)       -         (277)
Other                                                    128         -           (73)       (277)      (334)       183
                                                      ------      ------       ------      ------     ------     ------
                                                         128       9,797        2,151      (5,698)       635     (4,516)
                                                      ======      ======       ======      ======     ======     ======

                                     -------




18      Constant purchasing power and Corporation Law

        Reconciliations between net loss and shareholders' equity as per Corporation Law and constant purchasing power are as follows:



                                                           Parent company               Consolidated
                                                           --------------               ------------
                                                                  Shareholders'                   Shareholders'
                                                    Net loss        equity         Net loss          equity

Balances as per Corporation Law                     (103,971)       131,371       (103,971)         131,371
Gains on monetary items                                5,682          5,682         23,042           23,042
Gains on shareholders' equity                         -              46,921         -                46,921
Restatement of inventories                            -              -               1,159            1,159
Goowill adjustment in subsidiaries                    (3,614)        (3,614)        (3,614)          (3,614)
Equity in income/(losses) of subsidiaries              7,310          7,310         -                -
Provision for losses on subsidiaries' operations       3,973          3,973         -                -
Allocation of gains/(losses) on deferred
    expenses                                          -              -              (6,630)          (6,630)
Reversal of prior-year adjustments                     7,344         -               7,344           -
Minority interest                                     -              -                (606)            (606)
                                                   ----------     ----------     ----------      -----------
Balances in constant purchasing power                (83,276)       191,643        (83,276)         191,643
                                                   ==========     ==========     ==========      ===========



19      Financial instruments

        The  Company  and  its  subsidiaries  carry  out  operations   involving
        financial instruments as a hedge against fluctuations in international interest rates and in appraisal of certain financial assets.

        Short-term investments are usually for periods shorter than three months, and the agreed rates reflect normal market conditions as of December 31, 1997.

        For detailed information about loans and financings, see Note 14.

                                     -------




        Loans granted to or obtained from related companies, under loan agreements, are subject to market interest rates.

        The market values of other financial instruments receivable and payable as of December 31, 1997 do not differ from those recorded in the financial statements.

        Such   operations  are  performed  and  controlled   based  on  criteria
        periodically reviewed considering financial soundness, reliability and market profile of the entity with which they are carried out.


20      Guarantees

        The Company has given guarantees and letters of credit on behalf of its related companies in the amount of R$50, 595.


21      Insurance

        The policy of the parent company and its subsidiaries and affiliated companies is to maintain insurance coverage for property, plant and equipment and inventories in an amount considered sufficient to cover the risks involved. On December 31, 1997, insurance coverage amounted to R$98,443 (consolidated).


22      Pension plan

        Tevecap S.A. and subsidiaries and certain affiliated companies are co-sponsors of a private pension entity, Abrilprev Sociedade de
        Previdencia Privada, the primary objective of which is to provide employee benefits other than those provided by Social Security. The plan is available to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan, and the main actuarial method used to determine the contribution level is the capitalization method. The plan costs, borne by both employees and sponsoring entities, are actuarially determined annually expressed in a fixed percentage of payroll of the sponsoring entities. Retirement supplements granted are based on employees' years of service, contribution to Social Security, minimum age, and termination of employment relationship. As of December 31, 1997, contributions made by Tevecap S.A. and subsidiaries and certain affiliated companies amounted to R$739.


23      Abril Health Care Plan

        In February 1996, the Abril Health Care Plan was created to provide health care to Abril companies' employees and their dependents. Both companies and employees contribute monthly to Associacao Abril de Beneficios, the company responsible for the plan management. In 1996, contributions made by Tevecap S.A. subsidiaries and certain affiliated companies amounted to R$3,258.


24      Commitments

24.1 As of December 31, 1997, contractual commitments with Embratel, assumed by Tevecap S.A. and subsidiaries for satellite use from 1998 through 2004, amounted to R$103,906.

24.2 Galaxy Brasil S.A., subsidiary of Tevecap S.A., has a lease contract with Citibank N.A. in the amount of US$43,463, equivalent to R$48,522 at the exchange rate of December 31, 1997. Such contract has a five-year term with interest at 12.5% p.a. above exchange rate change. The contract is guaranteed by Tevecap and TVA Sistema de Televisao S.A.

                    NOTES TO FINANCIAL STATEMENTS, Concluded
                                     -------



25      Subsequent events

        On February 17, 1998, the Company's capital stock was increased by R$112,740 through payment of capital from shareholders. As from that date, the subscribed paid-in capital amounts to R$478,740, represented by 226,338,285 registered common shares without par value.